Exhibit 99.1

August 4, 2009

Thomson Reuters previously furnished to the SEC and filed with the Canadian securities regulatory authorities certain announcements that it made in July 2009 in the United Kingdom via RNS, a Regulatory Information Service. Included below are certain other RNS announcements made during July 2009.

THOMSON REUTERS PLC – RNS ANNOUNCEMENTS

Large Shareholder RNS Announcements

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Thomson Reuters Plc
2. Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights	Yes
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached.
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights
Other (please specify):
3. Full name of person(s) subject to the notification obligation:	Legal & General Group Plc (L&G)
4. Full name of shareholder(s) (if different from 3.):	Legal & General Assurance (Pensions Management) Limited (PMC)
5. Date of the transaction and date on which the threshold is crossed or reached:	01 July 2009
6. Date on which issuer notified:	03 July 2009
7. Threshold(s) that is/are crossed or reached:	From 3% - 4% (L&G)

8. Notified details:

A: Voting rights attached to shares
Class/type of Shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights
				Direct	Indirect	Direct	Indirect
ORD GBP 10	7,249,148	7,249,148	7,250,989	7,250,989		4.00

B: Qualifying Financial Instruments

Resulting situation after the triggering transaction
Type of Financial instrument	Expiration date	Exercise/Conversion Period	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments

Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date	Exercise/Conversion period	Number of voting rights instrument refers to	% of voting rights
					Nominal	Delta

Total (A+B+C)

Number of voting rights	Percentage of voting rights
7,250,989	4.00

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Legal & General Group Plc (Direct and Indirect) (Group)
Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect)
Legal & General Investment Management Limited (Indirect) (LGIM)
Legal & General Group Plc (Direct) (L&G) (7,250,989 - 4.00% = LGAS, LGPL & PMC)
Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD) (6,612,618 - 3.64% = PMC)	Legal & General Insurance Holdings Limited (Direct) (LGIH)
Legal & General Assurance (Pensions Management) Limited (PMC) (6,612,618 - 3.64% = PMC)	Legal & General Assurance Society Limited (LGAS & LGPL)
Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:

10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A
13. Additional information:	Notification using the total voting rights figure of 181,229,241

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Thomson Reuters Plc
2.Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights	Yes
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached.
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights
Other (please specify):
3. Full name of person(s) subject to the notification obligation:	Legal & General Group Plc (L&G)
4. Full name of shareholder(s) (if different from 3.):	Legal & General Assurance (Pensions Management) Limited (PMC)
5. Date of the transaction and date on which the threshold is crossed or reached:	06 July 2009
6.Date on which issuer notified:	07 July 2009
7. Threshold(s) that is/are crossed or reached:	From 4% - 3% (L&G)

8. Notified details:

A: Voting rights attached to shares
Class/type of Shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights
				Direct	Indirect	Direct	Indirect
ORD GBP 10	7,250,989	7,250,989	7,240,289	7,240,289		3.99

B: Qualifying Financial Instruments

Resulting situation after the triggering transaction
Type of Financial instrument	Expiration date	Exercise/Conversion Period	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments

Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date	Exercise/Conversion period	Number of voting rights instrument refers to	% of voting rights
					Nominal	Delta

Total (A+B+C)

Number of voting rights	Percentage of voting rights
7,240,289	3.99

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Legal & General Group Plc (Direct and Indirect) (Group)
Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect)
Legal & General Investment Management Limited (Indirect) (LGIM)
Legal & General Group Plc (Direct) (L&G) (7,240,289 - 3.99% = LGAS, LGPL & PMC)
Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD) (6,601,918 - 3.64% = PMC)	Legal & General Insurance Holdings Limited (Direct) (LGIH)
Legal & General Assurance (Pensions Management) Limited (PMC) (6,601,918 - 3.64% = PMC)	Legal & General Assurance Society Limited (LGAS & LGPL)
Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:

10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A
13. Additional information:	Notification using the total voting rights figure of 181,229,241

Other RNS Announcements

Thomson Reuters PLC

Notification of Transactions

NEW YORK, NY - July 1, 2009 - Thomson Reuters (NYSE: TRI; TSX: TRI; LSE: TRIL; NASDAQ: TRIN) today announced that The Woodbridge Company Limited engaged in the following transactions involving common shares of Thomson Reuters Corporation.

Date	Type of Transaction	Type of Security	Number of Securities	Price Per Security
June 30, 2009	Donation	Common Shares	147,900	C$33.87
June 30, 2009	Purchase	Common Shares	147,900	C$33.87

Thomson Reuters was notified of the above transactions on June 30, 2009.

Following these transactions, The Woodbridge Company Limited and other companies affiliated with it (together, "Woodbridge") beneficially own 430,006,121 Thomson Reuters Corporation common shares, 25,029,324 Thomson Reuters PLC ordinary shares and 88,000 Thomson Reuters PLC ADS (each representing six ordinary shares of Thomson Reuters PLC). Under the DLC structure, holders of Thomson Reuters Corporation common shares and Thomson Reuters PLC ordinary shares ordinarily vote together as a single decision-making body, including in the election of directors, and in that sense have voting interests in Thomson Reuters. Following these transactions, Woodbridge has a voting interest in Thomson Reuters of approximately 55% based on the aggregate issued share capital of Thomson Reuters Corporation and Thomson Reuters PLC. Woodbridge is the controlling shareholder of Thomson Reuters and certain of the Thomson Reuters non-executive directors are officers of Woodbridge.

Contact:
David W. Binet
Secretary to the Board
Thomson Reuters

david.binet@thomsonreuters.com
+1 416.681.0474

July 7, 2009

Thomson Reuters PLC

Annual Information Update

Thomson Reuters PLC (the "Company") announces that the information referred to in this annual information update has been published or made available to the public by the Company during the period of April 24, 2009 to July 7, 2009 in compliance with laws and rules dealing with the regulations of securities, issuers of securities and securities markets. In order to avoid an unnecessarily lengthy document, information is referred to in this update rather than included in full.

While the information referred to below was up-to-date at the time of publication, such disclosures may now be or may at any time become out of date due to changing circumstances. Neither this annual information update, nor the information referred to below constitutes, by virtue of this communication, an offer of any securities addressed to any person and should not be relied on by any person.

This annual information update is required by, and is being made pursuant to, Article 10 of the Prospectus Directive as implemented in the UK by Prospectus Rule 5.2 and not for any other purpose and neither the Company nor any other person takes any responsibility for, or makes any representation, express or implied, as to the accuracy or completeness of the information which it contains. The Company does not undertake any obligation to update any such information in the future. Further, such information may have been prepared in accordance with the laws or regulations of a particular jurisdiction and may not comply with or meet the relevant standards of disclosure in any other jurisdiction.

1. Announcements made via the Regulatory News Service ("RNS"), a Regulatory Information Service ("RIS")

All of the documents listed below were published via RNS. Copies of these documents can be obtained from the London Stock Exchange website at www.londonstockexchange.co.uk.

Description	Date
Holding(s) in Company	July 3, 2009
Notification of Transactions	July 1, 2009
Total Voting Rights	June 30, 2009
Notification of Transactions	June 30, 2009
Director/PDMR Shareholding	June 30, 2009
Director/PDMR Shareholding	June 26, 2009
Holding(s) in Company	June 24, 2009
Proposed Unification of Dual Listed Company Structure	June 23, 2009
Notification of Transactions	June 18, 2009
Director Declaration	June 15, 2009
Director Declaration	June 12, 2009
Total Voting Rights	May 29, 2009
Result of AGM	May 15, 2009
Director/PDMR Shareholding	May 12, 2009
Director/PDMR Shareholding	May 8, 2009
1st Quarter Report	May 8, 2009
1st Quarter Results	May 7, 2009
Holding(s) in Company	May 5, 2009
Total voting rights	April 30, 2009

2. Documents filed at Companies House

All of the documents listed below were filed by the Company with Companies House at Crown Way, Maindy, Cardiff CF14 3UZ, United Kingdom on or around the dates indicated and can be found on the Companies House website at www.companies-house.gov.uk. Copies can be obtained from the Company or, if you are a registered user, downloaded from the Companies House Direct website at www.direct.companieshouse.gov.uk.

Description	Date
RES10 Disapplication of pre-emption rights and authorised allotment of securities	May 20, 2009
AA Group of Companies Accounts made up to December 31, 2008	May 18, 2009
MEM/ARTS Memorandum of Association/Articles of Association	April 24, 2009

3. Documents filed with or furnished to the U.S. Securities and Exchange Commission (the "SEC")

All of the documents listed below were filed with or furnished to the SEC by the Company. Copies can be obtained from the SEC website at www.sec.gov.

Form	Description	Date
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	July 2, 2009
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	June 22, 2009
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	June 22, 2009
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	June 2, 2009
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	May 15, 2009
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	May 8, 2009
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	May 7, 2009
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	May 7, 2009
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	May 5, 2009

Copies of this annual information update and the documents referred to in it can also be obtained upon request to the Assistant Company Secretary, Thomson Reuters PLC, The Thomson Reuters Building, South Colonnade, Canary Wharf, London E14 5EP, United Kingdom.

More information about Thomson Reuters is available at www.thomsonreuters.com.

Contact:

Elizabeth Maclean
Assistant Company Secretary
Thomson Reuters PLC

elizabeth.maclean@thomsonreuters.com

Tel. no. 020 7542 6706

Thomson Reuters Schedules Second-Quarter 2009 Earnings Announcement and Webcast for Thursday, August 6, 2009

NEW YORK, NY, July 27, 2009 - Thomson Reuters (NYSE: TRI; TSX: TRI; LSE: TRIL; NASDAQ: TRIN), announced today that its second-quarter 2009 earnings will be issued via news release before 9:30 a.m. EDT (2:30 p.m. BST) on Thursday, August 6, 2009.

Thomas H. Glocer, chief executive officer, and Robert D. Daleo, executive vice president and chief financial officer, will host a conference call and simultaneous webcast that morning at 10 a.m. EDT (3 p.m. BST). Discussions may include forward-looking information.

You can access the webcast by visiting www.thomsonreuters.com and clicking on "Investor Relations" at the top of the page and then "Thomson Reuters Reports Second-Quarter 2009 Results" on the right side of the page. An archive of the webcast will be available in the "Investor Relations" section of the Thomson Reuters website.

Thomson Reuters
Thomson Reuters is the world's leading source of intelligent information for businesses and professionals. We combine industry expertise with innovative technology to deliver critical information to leading decision makers in the financial, legal, tax and accounting, healthcare and science and media markets, powered by the world's most trusted news organization. With headquarters in New York and major operations in London and Eagan, Minnesota, Thomson Reuters employs more than 50,000 people in 93 countries. Thomson Reuters shares are listed on the New York Stock Exchange (NYSE: TRI); Toronto Stock Exchange (TSX: TRI); London Stock Exchange (LSE: TRIL); and Nasdaq (NASDAQ: TRIN). For more information, go to www.thomsonreuters.com.

(Minimum Requirements to listen to broadcast: The Windows Media Player software, downloadable free from http://www.microsoft.com/windows/default.mspx, and at least a 28.8Kbps connection to the Internet. If you experience problems listening to the broadcast, send an email to webcastsupport@tfprn.com.)

CONTACTS

Fred Hawrysh Senior Vice President, Corporate Affairs +1.646 223 5285 fred.hawrysh@thomsonreuters.com	Frank Golden Senior Vice President, Investor Relations +1.646 223 5288 frank.golden@thomsonreuters.com

Victoria Brough Head of External Affairs, EMEA +44 (0) 207 542 8763 victoria.brough@thomsonreuters.com

Thomson Reuters - Voting Rights and Capital

Update for July 2009

NEW YORK, NY - July 31, 2009 - Thomson Reuters (NYSE: TRI; TSX: TRI; LSE: TRIL; NASDAQ: TRIN) today announced that:

●	Thomson Reuters PLC had 181,229,241 ordinary shares issued and outstanding as of the close of business (London time) on July 31, 2009; and
●	Thomson Reuters Corporation had 647,807,358 common shares issued and outstanding as of the close of business (Toronto time) on July 30, 2009.

Under its dual listed company (DLC) structure, Thomson Reuters has two parent companies - Thomson Reuters Corporation and Thomson Reuters PLC. Holders of Thomson Reuters Corporation common shares and Thomson Reuters PLC ordinary shares both have a stake in Thomson Reuters, with cash dividend, capital distribution and voting rights that are comparable to the rights they would have if they were holding shares in one company carrying on Thomson Reuters business. Thomson Reuters had a total of 829,036,599 common shares and ordinary shares issued and outstanding as of today.

Shareholders determining whether they need to notify their voting interest in, or a change in their voting interest in, Thomson Reuters PLC under the UK FSA's Disclosure and Transparency Rules may use 181,229,241 as the denominator for their calculations. Shareholders with notification requirements in the United Kingdom may also wish to consult with their legal advisors regarding any applicable U.S. or Canadian filings or notifications regarding their Thomson Reuters voting interests.

Thomson Reuters holds no shares in treasury at this time.

This notification is made in accordance with Disclosure and Transparency Rule 5.6.1.

Contact:

Elizabeth Maclean
Assistant Company Secretary
Thomson Reuters PLC

elizabeth.maclean@thomsonreuters.com

Tel. no. 020 7542 6706